                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                            UNITED STATES            OMB Number:      3235-0145
                 SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 2002
                        WASHINGTON, D.C. 20549        Estimated average burden
                                                     hours per response..14.90
                                                     ---------------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             (AMENDMENT NO. ___)(1)

                                   Tucows Inc
     ----------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value

     ----------------------------------------------------------------------
                           (Title Class of Securities)

                                   898697-10-7
     ----------------------------------------------------------------------
                                 (CUSIP Number)
     Brenda Lazare                           Alan S. Pretter
     Tucows Inc                              Morgan, Lewis & Bockius LLP
     96 Mowat Avenue                         One Oxford Centre
     Toronto, Ontario M6K 3M1                Thirty-Second Floor
     Canada                                  Pittsburgh, PA 15219-6401
     (416) 535-0123                          (412) 560-3300
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2001
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


--------------------------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 2 OF 8
  ---------------------------                           ----------------------

-------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON
              STI Ventures N.V.
-------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (a) [   ]
                                                                                                      (b) [   ]
-------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO
-------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  |_|

-------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              The Netherlands
-------------------------------------------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
                             17,545,836
 NUMBER OF SHARES   -----------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
  OWNED BY EACH
 REPORTING PERSON   -----------------------------------------------------------------------------------------------
       WITH         9        SOLE DISPOSITIVE POWER
                             17,545,836
                    -----------------------------------------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,545,836
-------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 |_|

-------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              27.1%
-------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 3 OF 8
  ---------------------------                           ----------------------

ITEM 1.    SECURITY AND ISSUER

                  The title of the class of equity securities to which this Statement relates is :

                         Common Stock, no par value ("Common Stock"), of Tucows Inc., a Pennsylvania corporation (the "Issuer").

                  The name of the Issuer and address of its principal executive offices are:

                         Tucows Inc.
                         96 Mowat Avenue
                         Toronto, Ontario M6K 3M1
                         Canada

ITEM 2.    IDENTITY AND BACKGROUND

                  This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of STI Ventures N.V., a company organized under the laws of the Netherlands ("STI"). Certain information with respect to each executive officer and director of STI is attached hereto as Annex A.

                  The principal business address of STI is Hullenbergweg 379, 1101 CR, Amsterdam, Zuid-Oost, The Netherlands.

                  STI is principally engaged in investing and managing young entrepreneurial technology companies world-wide with a distinct focus on Israeli technology.

                  During the past five years, STI and, to the knowledge of STI, none of the executive officers or directors of STI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On August 28, 2001, pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among Tucows Inc., a Delaware corporation ("Tucows"), TAC Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("TAC") and the Issuer (which was formerly known as Infonautics, Inc.), TAC was merged with and into Tucows and Tucows became a wholly-owned subsidiary of the Issuer. On August 29, 2001, the Issuer changed its name to Tucows Inc.

                  Prior to the consummation of the transactions contemplated by the Merger Agreement, STI owned capital stock of Tucows, which, as a result of the transactions contemplated by the Merger Agreement, converted into 17,545,836 shares of Common Stock of the Issuer.

  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 4 OF 8
  ---------------------------                           ----------------------

ITEM 4.    PURPOSE OF TRANSACTION

                  As stated in Item 3 above, STI acquired its shares of Common Stock as a result of the completion of the merger of TAC and Tucows and the transactions contemplated by the Merger Agreement. STI acquired the Issuer's Common Stock solely for investment purposes. STI intends to have open communications with the Issuer's management in order to monitor management's efforts to increase shareholder value.

                  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, STI may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock in the open market or presenting proposals for consideration at an annual or special meeting of the Issuer's shareholders. STI may also sell some or all of its shares of Common Stock in the open market, through privately negotiated transactions or otherwise. In addition, STI may change its intentions with respect to any and all matters referred to in this Item 4.

                  Except as set forth in the preceding paragraph, STI does not have any plan or proposal that relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Exchange Act; or

                  (j)      Any action similar to any of those enumerated above.

  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 5 OF 8
  ---------------------------                           ----------------------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                  (a) STI is the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 17,545,836 shares of Common Stock, which constitutes 27.1% of the shares of Common Stock outstanding.

                  (b) STI has the sole power to vote or direct the vote of 17,545,836 shares of Common Stock, and the sole power to dispose or direct the disposition of 17,545,836 shares of Common Stock.

                  (c) Other than its acquisition of the shares which are the subject of this filing in a single transaction, there have been no transactions in the Common Stock by STI during the past 60 days.

                  (d) No persons, other than STI, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer's Common Stock acquired by STI.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  STI is a party to an escrow agreement (the "Escrow Agreement"), dated as of August 21, 2001, by and among Tucows, Redel Inc. ("Redel"), Yossi Vardi ("Vardi"), STI and the other former stockholders of Tucows (excluding Redel and Vardi) who also received shares of Common Stock as a result of transactions contemplated by the Merger Agreement and StockTrans, Inc., as escrow agent. Pursuant to the Escrow Agreement, the former stockholders of Tucows deposited a pro rata portion of the number of shares of the Issuer's Common Stock that would be issued if Redel and Vardi had exercised options granted to them before completion of the transactions contemplated by the Merger Agreement. Redel and Vardi have the right to pay into escrow for the benefit of the former stockholders of Tucows the amount that would have been required to exercise the options and to receive, pro rata from each former stockholder of Tucows, the number of shares of the Issuers Common Stock attributable to the price paid. If Redel and Vardi do not make these payments for the entire amount of shares that were subject to the options by the end of the exercise period of the options, the remaining shares of Common Stock held in escrow will be distributed among the former stockholders of Tucows. 1,584,433 shares of STI's 17,545,836 shares of Common Stock are being held in escrow pursuant to the Escrow Agreement.

                  Other than the Escrow Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

               ----------------- -----------------------------------------------
               Schedule A        Additional Information Required by Item 2
                                 of Schedule 13D.
               ----------------- -----------------------------------------------

  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 6 OF 8
  ---------------------------                           ----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             STI VENTURES N.V.


Date:      September 6, 2001             By:  /s/ P.N. Blauw
           --------------------------        -----------------------------------
                                             Name:      P.N. Blauw
                                             Title:     Director


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  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 7 OF 8
  ---------------------------                           ----------------------

                                  EXHIBIT INDEX

               ----------------- -----------------------------------------------
               Schedule A        Additional Information Required by Item 2
                                 of Schedule 13D.
               ----------------- -----------------------------------------------


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  ---------------------------                           ----------------------
  CUSIP NO. 898697-10-7                 13D             PAGE 8 OF 8
  ---------------------------                           ----------------------

                                   SCHEDULE A

Set forth below is the name and business address of each director and executive officer of STI. Each such person is a citizen of Israel unless otherwise indicated.


----------------------------------- ------------------------------ ----------------------
NAME                                TITLE                          ADDRESS
----------------------------------- ------------------------------ ----------------------
Beny Steinmetz                      Chairman of the Board          Herziliya, Israel
----------------------------------- ------------------------------ ----------------------
Erez Aluf                           Director                       Herziliya, Israel
----------------------------------- ------------------------------ ----------------------
Stanley Stern (US citizen)          Director                       New York, USA
----------------------------------- ------------------------------ ----------------------
Joseph Lurie (UK citizen)           Director                       London, UK
----------------------------------- ------------------------------ ----------------------
Peter Blauw (Dutch citizen)         Director                       Amsterdam, Holland
----------------------------------- ------------------------------ ----------------------
Eric Hippeau (US citizen)           Director                       New York, USA
----------------------------------- ------------------------------ ----------------------
Ron Fisher (US citizen)             Director                       Los Angeles, USA
----------------------------------- ------------------------------ ----------------------
Rob Webster (US citizen)            Director                       Los Angels, USA
----------------------------------- ------------------------------ ----------------------
Yaacov Koren                        Director                       Tel Aviv, Israel
----------------------------------- ------------------------------ ----------------------
Tomer Kariv                         Fund manager                   Herziliya, Israel
----------------------------------- ------------------------------ ----------------------
Yair Grindlinger                    Fund manager                   Herziliya, Israel
----------------------------------- ------------------------------ ----------------------
Ferry Holsheimer (Dutch citizen)    Business Development manager   Amsterdam, Holland
----------------------------------- ------------------------------ ----------------------
David Barnett (UK citizen)          Inhouse counsel                Herziliya, Israel
----------------------------------- ------------------------------ ----------------------
Roy Kadir                           Financial controller           Herziliya, Israel
----------------------------------- ------------------------------ ----------------------